UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

VIRCO MFG. CORPORATION
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
927651109
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	927651109	Page	2	of	5

1	NAMES OF REPORTING PERSONS Nancy Virtue-Cutshall

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		584,433 (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		584,433 (1)

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

584,433 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.1%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1)    Ms. Cutshall is no longer required to make 13G filings because she beneficially owns less than 5% of the common stock.
(2)    Based upon 14,204,998 shares of Common Stock of Virco Mfg. Corporation outstanding as of December 31, 2010.

CUSIP No.	927651109	Page	3	of	5

ITEM 1.	(a)	NAME OF ISSUER

Virco Mfg. Corporation

	(b)	Address of Issuer’s Principal Executive Offices

2027 Harpers Way, Torrance, CA 90501

ITEM 2.	(a)	NAME OF PERSON FILING

Nancy Virtue-Cutshall

	(b)	Address of Principal Business Office or, if none, Residence

2027 Harpers Way, Torrance, CA 90501

	(c)	Citizenship

United States

	(d)	Title of Class of Securities

Common Stock, $0.01 par value

	(e)	CUSIP Number

927651109

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(B), OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

584,433 (1)

	(b)	Percent of class:

4.1% (2)

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

584,433 (1)

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

584,433 (1)

(iv) Shared power to dispose or to direct the disposition of

0
(1)	Ms. Cutshall is no longer required to make 13G filings because she beneficially owns less than 5% of the common stock.

(2)	Based upon 14,204,998 shares of Common Stock of Virco Mfg. Corporation outstanding as of December 31, 2010.

CUSIP No.	927651109	Page	4	of	5

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable

ITEM 10.	CERTIFICATION
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	927651109	Page	5	of	5
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2011	/s/ Nancy Virtue-Cutshall
Date	Signature